Exhibit 99.1

DouYu International Holdings Limited Reports Fourth

Quarter and Full Year 2025 Unaudited Financial Results

WUHAN, China, Mar. 25, 2026 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Total net revenues in the fourth quarter of 2025 were RMB918.8 million (US$131.4 million), compared with RMB1,136.0 million in the same period of 2024.
•	Gross profit in the fourth quarter of 2025 was RMB118.0 million (US$16.9 million), compared with RMB69.8 million in the same period of 2024.
•	Income from operations in the fourth quarter of 2025 was RMB4.7 million (US$0.7 million), compared with a loss from operations of RMB192.9 million in the same period of 2024.
•	Net income in the fourth quarter of 2025 was RMB1.4 million (US$0.2 million), compared with a net loss of RMB173.1 million in the same period of 2024.
•	Adjusted net income (non-GAAP)[1] in the fourth quarter of 2025 was RMB12.6 million (US$1.8 million), compared with an adjusted net loss (non-GAAP) of RMB78.2 million in the same period of 2024.

Full Year 2025 Financial Highlights

•	Total net revenues for the full year of 2025 were RMB3,818.9 million (US$546.1 million), compared with RMB4,270.8 million for the full year of 2024.
•	Gross profit for the full year of 2025 was RMB489.5 million (US$70.0 million), compared with RMB323.8 million for the full year of 2024.
•	Net loss for the full year of 2025 was RMB29.1 million (US$4.2 million), compared with RMB306.8 million for the full year of 2024.
•	Adjusted net income (non-GAAP) for the full year of 2025 was RMB40.2 million (US$5.7 million), compared with an adjusted net loss (non-GAAP) of RMB249.2 million for the full year of 2024.

Ms. Simin Ren, Co-Chief Executive Officer of DouYu, commented, "Through the collective efforts of the entire DouYu team, we significantly improved our overall business performance in 2025 compared with 2024, despite a challenging external environment. Over the past year, we have made notable strides in diversifying our revenue and improving cost efficiency. Revenues from our innovative business, advertising and other sector grew 37% year over year, strengthening our competitive resilience and markedly enhancing financial sustainability. These accomplishments have laid a solid foundation for our long-term growth. In the fourth quarter, we remained focused on our core business and continued to enhance user experience. We refreshed our brand image and introduced our new slogan, 'See Every Passion.' We also resumed hosting in-person events with the Optics Valley ESports Carnival, attracting tens of millions of participants, both online and offline. Looking ahead, we will continue to place user passion at the center of our strategy, improve the quality of our content and services and drive ongoing innovation to create long-term value."

1 “Adjusted net income (non-GAAP)” is defined as net income excluding share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Hao Cao, Vice President of DouYu, commented, "In the fourth quarter of 2025, amid continued pressure on our live streaming business, we sustained profitability and steady cash flow by focusing on operational efficiency. On a full-year basis, our financial capability saw substantial development. Gross margin reached 12.8% in 2025, a significant improvement from 7.6% in 2024. Adjusted net income turned positive at RMB40.2 million, compared with an adjusted net loss of RMB249.2 million in 2024. Our revenue diversification and cost-efficiency initiatives and optimized resource allocation have bolstered financial resilience, providing a stronger foundation for the Company to maintain robust operations and pursue healthy growth in a competitive environment."

Fourth Quarter 2025 Operational Highlights

•	In the fourth quarter, average mobile MAUs[2] were 27.6 million, compared with 30.5 million in the third quarter of 2025, primarily attributable to the continued impact of cost structure optimization and a more disciplined content supply strategy, as well as the ongoing reduction of low-ROI events. These adjustments reduced retention and engagement among light users. Core users and paying users were relatively less affected, with the number of paying users remaining stable. We will continue to improve the user experience through innovations in activity design, monetization models and collaboration approaches to further enhance the efficiency and appeal of our events and content offerings. During the fourth quarter, we co-hosted tournaments and offline events and will continue to explore new formats for events and content going forward.
•	In the fourth quarter, the number of quarterly average paying users[3] for live streaming-related business was 2.6 million, with a quarterly ARPPU of RMB230. The slight decrease in paying users was primarily attributable to weaker consumer spending amid the prevailing macroeconomic environment as well as fewer promotional activities resulting from adjustments to our platform’s operational strategy.
•	In the fourth quarter, revenues from our voice-based social networking business reached RMB271.0 million. Average MAUs for the voice-based social networking business for the fourth quarter were 286,300, with 63,600 monthly average paying users[4]. During the quarter, we focused on optimizing the traffic distribution mechanism and resource allocation efficiency for the voice business. These efforts enhanced the business' profitability while maintaining a healthy community ecosystem, delivering performance in line with our expectations.

Fourth Quarter 2025 Financial Results

Total net revenues in the fourth quarter of 2025 decreased by 19.1% to RMB918.8 million (US$131.4 million), compared with RMB1,136.0 million in the same period of 2024.

Livestreaming revenues in the fourth quarter of 2025 decreased by 29.8% to RMB513.0 million (US$73.4 million) from RMB730.9 million in the same period of 2024, primarily driven by the decrease in both the number of total paying users and average revenue per paying user as a result of fewer promotional activities and reduced consumer spending amid the prevailing macroeconomic environment.

2 “MAUs” refers to the number of active mobile users (exclusive of innovative business unless the context otherwise indicates in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

4 “Monthly average paying users” refers to the monthly average number of paying users during a given period of time calculated by dividing (i) the sum of paying users in each month of such period, by (ii) the number of months in such period. “Paying user refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Innovative business, advertising and other revenues in the fourth quarter of 2025 increased by 0.2% to RMB405.8 million (US$58.0 million) from RMB405.1 million in the same period of 2024, primarily attributable to increased revenues from our voice-based social networking service and seasonal fluctuations in gaming membership revenues.

Cost of revenues in the fourth quarter of 2025 decreased by 24.9% to RMB800.8 million (US$114.5 million) from RMB1,066.2 million in the same period of 2024.

Revenue-sharing fees and content costs in the fourth quarter of 2025 decreased by 25.3% to RMB669.6 million (US$95.7 million) from RMB896.2 million in the same period of 2024, primarily driven by reductions in content costs as part of our cost optimization efforts, as well as lower revenue-sharing fees resulting from decreased live streaming revenues.

Bandwidth costs in the fourth quarter of 2025 decreased by 32.2% to RMB47.7 million (US$6.8 million) from RMB70.3 million in the same period of 2024, primarily attributable to improved bandwidth allocation and a year-over-year decrease in peak bandwidth usage.

Gross profit in the fourth quarter of 2025 increased by 69.1% to RMB118.0 million (US$16.9 million) from RMB69.8 million in the same period of 2024, primarily driven by lower content and bandwidth costs. Gross margin in the fourth quarter of 2025 increased to 12.8% from 6.1% in the same period of 2024.

Sales and marketing expenses in the fourth quarter of 2025 decreased by 40.0% to RMB47.6 million (US$6.8 million) from RMB79.3 million in the same period of 2024, primarily attributable to lower promotional expenses and reduced staff-related expenses.

Research and development expenses in the fourth quarter of 2025 decreased by 1.0% to RMB33.8 million (US$4.8 million) from RMB34.2 million in the same period of 2024, primarily attributable to lower staff-related expenses.

General and administrative expenses in the fourth quarter of 2025 decreased by 62.6% to RMB26.8 million (US$3.8 million) from RMB71.7 million in the same period of 2024, primarily attributable to the absence of one-off employee-streamlining expenses incurred in the same period last year and lower staff-related expenses.

Income from operations in the fourth quarter of 2025 was RMB4.7 million (US$0.7 million), compared with a loss from operations of RMB192.9 million in the same period of 2024.

Net income in the fourth quarter of 2025 was RMB1.4 million (US$0.2 million), compared with a net loss of RMB173.1 million in the same period of 2024.

Adjusted net income (non-GAAP), which is calculated as net income excluding share of loss in equity method investments and impairment losses and fair value adjustments on investments, was RMB12.6 million (US$1.8 million) in the fourth quarter of 2025, compared with an adjusted net loss (non-GAAP) of RMB78.2 million in the same period of 2024.

Basic and diluted net income per ADS5 in the fourth quarter of 2025 were both RMB0.05 (US$0.01).

Adjusted basic and diluted net income per ADS (non-GAAP) in the fourth quarter of 2025 were both RMB0.42 (US$0.06).

Full Year 2025 Financial Results

Total net revenues for the full year of 2025 were RMB3,818.9 million (US$546.1 million), compared with RMB4,270.8 million in the same period of 2024, primarily driven by the year-over-year decrease in live streaming revenues, which was partially offset by the increase in innovative business, advertising and other revenues.

Gross profit for the full year of 2025 was RMB489.5 million (US$70.0 million), compared with RMB323.8 million in the same period of 2024.

Adjusted net income (non-GAAP), which is calculated as net income excluding share of loss in equity method investments and impairment losses and fair value adjustments on investments, was RMB40.2 million (US$5.7 million) for the full year of 2025, compared with an adjusted net loss (non-GAAP) of RMB249.2 million in the same period of 2024.

Basic and diluted net loss per ADS for the full year of 2025 were both RMB0.96 (US$0.14).

Adjusted basic and diluted net income per ADS (non-GAAP) for the full year of 2025 were both RMB1.33 (US$0.19).

Cash and cash equivalents, restricted cash and bank deposits

As of December 31, 2025, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB2,283.7 million (US$326.6 million), compared with RMB4,467.8 million as of December 31, 2024. The decrease was primarily attributable to a special cash dividend of US$300 million.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment live streaming, a wide array of video and graphic content, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of live streaming, video, graphics, and virtual communities with a primary focus on games. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

5 Each ADS represents one ordinary share for the relevant period and calendar year.

Use of Non-GAAP Financial Measures

Adjusted (loss) income from operations is calculated as (loss) income from operations adjusted for Impairment of goodwill and intangible assets. Adjusted net (loss) income is calculated as net (loss) income adjusted for share of (income) loss in equity method investments, impairment losses and fair value adjustments on investments, and impairment losses of intangible assets. Adjusted net (loss) income attributable to DouYu is calculated as net (loss) income attributable to DouYu adjusted for share of (income) loss in equity method investments, impairment losses and fair value adjustments on investments, and impairment losses of intangible assets. Adjusted basic and diluted net (loss) income per ordinary share is non-GAAP net (loss) income attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ordinary share. The Company adjusted the impact of (i) share of (income) loss in equity method investments, (ii) impairment losses and fair value adjustments on investments, and (iii) Impairment losses of intangible assets to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on December 31, 2025, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The announced results of the fourth quarter and full year of 2025 are preliminary and unaudited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Chenyang Yan DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2024	2025	2025
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	1,017,148	1,759,127	251,552
Restricted cash	83	35	5
Short-term bank deposits	3,070,374	502,502	71,857
Accounts receivable, net	49,057	77,584	11,094
Prepayments	26,885	15,790	2,258
Amounts due from related parties	74,175	91,601	13,099
Other current assets, net	231,354	185,264	26,492
Total current assets	4,469,076	2,631,903	376,357

Property and equipment, net	7,093	5,040	721
Intangible assets, net	60,917	33,580	4,802
Long-term bank deposits	360,000	-	-
Investments	456,815	383,683	54,866
Right-of-use assets, net	15,816	7,900	1,130
Other non-current assets	76,616	57,845	8,272
Total non-current assets	977,257	488,048	69,791
TOTAL ASSETS	5,446,333	3,119,951	446,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	498,667	554,131	79,240
Advances from customers	4,444	2,311	330
Deferred revenue	252,346	236,900	33,876
Accrued expenses and other current liabilities	242,517	218,921	31,305
Amounts due to related parties	222,589	112,307	16,060
Lease liabilities due within one year	11,458	6,703	959
Total current liabilities	1,232,021	1,131,273	161,770

Lease liabilities	4,223	1,306	187
Total non-current liabilities	4,223	1,306	187
TOTAL LIABILITIES	1,236,244	1,132,579	161,957

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2024	2025	2025
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	20	20	3
Additional paid-in capital	7,514,498	5,363,717	767,001
Accumulated deficit	(3,791,817)	(3,820,899)	(546,381)
Accumulated other comprehensive income	487,388	444,534	63,568
Total DouYu Shareholders’ Equity	4,210,089	1,987,372	284,191
Total Shareholders’ Equity	4,210,089	1,987,372	284,191
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,446,333	3,119,951	446,148

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended					Year Ended
	Dec 31, 2024	Sep 30, 2025	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,136,000	899,111	918,775	131,383	4,270,825	3,818,852	546,088
Cost of revenues	(1,066,209)	(783,022)	(800,785)	(114,511)	(3,946,993)	(3,329,325)	(476,087)
Gross profit	69,791	116,089	117,990	16,872	323,832	489,527	70,001
Operating (expenses) income(2)
Sales and marketing expenses	(79,348)	(52,331)	(47,637)	(6,812)	(311,140)	(234,482)	(33,530)
General and administrative expenses	(71,674)	(35,274)	(26,780)	(3,829)	(204,429)	(137,657)	(19,685)
Research and development expenses	(34,150)	(26,888)	(33,810)	(4,835)	(181,676)	(121,058)	(17,311)
Other operating (expenses) income, net	(77,520)	10,334	(5,041)	(721)	(200,174)	8,427	1,205
Total operating expenses	(262,692)	(104,159)	(113,268)	(16,197)	(897,419)	(484,770)	(69,321)
(Loss) Income from operations	(192,901)	11,930	4,722	675	(573,587)	4,757	680
Other (expenses) income, net	(21,401)	(10,124)	(8,100)	(1,158)	21,898	(67,315)	(9,626)
Interest income, net	45,147	18,105	16,884	2,414	263,052	64,330	9,199
Foreign exchange income (expenses), net	546	(232)	(526)	(75)	1,235	(517)	(74)
(Loss) income before income taxes and share of income (loss) in equity method investments	(168,609)	19,679	12,980	1,856	(287,402)	1,255	179
Income tax expense	(6,464)	(6,662)	(8,463)	(1,210)	(15,407)	(28,409)	(4,062)
Share of income (loss) in equity method investments	1,981	(1,688)	(3,146)	(450)	(4,001)	(1,928)	(276)
Net (loss) income	(173,092)	11,329	1,371	196	(306,810)	(29,082)	(4,159)
Net (loss) income attributable to ordinary shareholders of the Company	(173,092)	11,329	1,371	196	(306,810)	(29,082)	(4,159)
Net (loss) income per ordinary share
Basic	(5.74)	0.38	0.05	0.01	(9.95)	(0.96)	(0.14)
Diluted	(5.74)	0.38	0.05	0.01	(9.95)	(0.96)	(0.14)
Net (loss) income per ADS(3)
Basic	(5.74)	0.38	0.05	0.01	(9.95)	(0.96)	(0.14)
Diluted	(5.74)	0.38	0.05	0.01	(9.95)	(0.96)	(0.14)
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859
Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	Dec 31, 2024	Sep 30, 2025	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
(Loss) Income from operations	(192,901)	11,930	4,722	675	(573,587)	4,757	680
Add:
Impairment losses of intangible assets	75,473	-	-	-	75,473	-	-
Adjusted Operating (loss) income (non-GAAP)	(117,428)	11,930	4,722	675	(498,114)	4,757	680

Net (loss) income	(173,092)	11,329	1,371	196	(306,810)	(29,082)	(4,159)
Add:
Share of (income) loss in equity method investments	(1,981)	1,688	3,146	450	4,001	1,928	276
Impairment losses and fair value adjustments on investments(2)	21,401	10,124	8,100	1,158	(21,898)	67,315	9,626
Impairment losses of intangible assets	75,473	-	-	-	75,473	-	-
Adjusted net (loss) income (non-GAAP)	(78,199)	23,141	12,617	1,804	(249,234)	40,161	5,743

Net (loss) income attributable to DouYu	(173,092)	11,329	1,371	196	(306,810)	(29,082)	(4,159)
Add:
Share of (income) loss in equity method investments	(1,981)	1,688	3,146	450	4,001	1,928	276
Impairment losses and fair value adjustments on investments	21,401	10,124	8,100	1,158	(21,898)	67,315	9,626
Impairment losses of intangible assets	75,473	-	-	-	75,473	-	-
Adjusted net (loss) income attributable to DouYu	(78,199)	23,141	12,617	1,804	(249,234)	40,161	5,743

Adjusted net (loss) income per ordinary share (non-GAAP)
Basic	(2.59)	0.77	0.42	0.06	(8.08)	1.33	0.19
Diluted	(2.59)	0.77	0.42	0.06	(8.08)	1.33	0.19

Adjusted net (loss) income per ADS(2) (non-GAAP)
Basic	(2.59)	0.77	0.42	0.06	(8.08)	1.33	0.19
Diluted	(2.59)	0.77	0.42	0.06	(8.08)	1.33	0.19

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859

Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,832,271	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Impairment losses and fair value adjustments on investments was included in line item "Other income (expenses), net" of condensed consolidated statements of income (loss).

(3) Every one ADS represents one ordinary share.